  EXHIBIT 99.1

Intellipharmaceutics Announces Start of Intranasal Human Abuse
 Liability Studies for Oxycodone ER

Toronto, Ontario May 8, 2018 – Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has commenced its Category 2 and 3 human abuse liability studies for the Company’s Oxycodone ER product candidate to support its abuse-deterrent label claims for the intranasal route of administration.

“This is a very important step towards resubmission of our NDA for Oxycodone ER” commented Dr. Isa Odidi, CEO of Intellipharmaceutics. “We have continued to work with the FDA since receipt of the Complete Response Letter late last year and we refined our studies based on their recommendations. We have a very clear plan to complete the remaining work and feel confident that we will meet our goal of resubmission later this year.”

The Company’s new drug application (“NDA”) for an abuse-deterrent version of Oxycodone ER (oxycodone hydrochloride extended release formulation) was accepted for filing by the U.S. Food and Drug Administration (“FDA”) in February 2017. The submission was supported by Category 1 abuse-deterrent studies (to support intravenous abuse deterrent label claim) and pivotal pharmacokinetic studies that demonstrated that the product is bioequivalent to OxyContin® (oxycodone hydrochloride extended release) and can be administered with or without a meal (i.e., no food effect). A joint meeting of the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA held in July 2017 expressed a desire to review additional data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

The Company has now begun the abuse liability studies for the intranasal route of abuse. The planned studies to support abuse-deterrent label claims for the oral route of abuse are scheduled to commence within the next few weeks. Both studies are expected to take several months to complete. The intranasal abuse liability study is being conducted by Altasciences Clinical Research based in Montreal.

There can be no assurance that Intellipharmaceutics will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company's requested abuse-deterrent label claims or that the FDA will ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER formulation based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION
Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com